

September 23, 2013

Via E-mail
Mr. Jay Chang
Chief Financial Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

> **Re:** **KongZhong Corporation**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-50826**

Dear Mr. Chang:

We have reviewed your filing and have the following comments. Please comply with the comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 81

1.   We note the $35 million guarantee underlying a standby letter of credit to secure your payment obligations to ArenaNet for an exclusive PRC license of the Guild Wars 2 game. Please disclose the payment terms of your license in a footnote to the Contractual Obligations and Commercial Commitments table on page 83, including cancellation provisions if any. Further discuss in the Liquidity and Capital Resources section the expected time frame for the completion of the secure public testing of the game and when you expect to recognize revenues. In this regard, we note in the last sentence on page 64 that you expect revenues generated from the World of Tanks game (not the Guild Wars 2 game) to continue to be a major driver for growing your Internet games revenues in 2013.

<u>Internet Games Revenues, pages 68-69</u>

2.   We note that you earn Internet games operation revenues by providing Internet games services to players under an item-based revenue model. Under the item-based revenue model, deferred revenues are recognized as revenues when in-game items purchased with in-game currencies are consumed by players over the estimated lives of such items. Please disclose the estimated lives for such game items, your assumptions and methodology in determining such estimated lives, and your basis for determining periodic revenue. In this regard, we note from your earnings call transcript for June, 2013, that your CFO, Mr. Jay Chang, referred to the "frontloading of virtual items sales in the first quarter, compared to the second quarter."

<u>20. Warrants, page F-52</u>

3.   We note that the warrant table only includes warrants issued during 2012 and appears to exclude the other half of the NGP warrant issued in 2009, which NGP did not transfer to Fit Run Limited. Please revise to include all outstanding warrants. Refer to ASC 505-10-50-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor at 202-551-3426 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director